Exhibit (a)(1)(B)

ANNOUNCEMENT EMAIL FOR STOCK OPTION EXCHANGE:

DT ANNOUNCEMENT (from Mark O’Neil)

I am pleased to announce the launch of the DealerTrack Holdings, Inc. employee stock option exchange offer. We encourage you to read the attached Offer to Exchange Certain Outstanding Eligible Options for New Stock Options dated August 7, 2009. The terms and conditions governing the Exchange Offer are set forth in the Offer to Exchange document you can find attached to this e-mail. The Offer to Exchange will help you understand the terms and the risks of participating in the Exchange Offer.

We have hired a company called Stock and Option Solutions to assist us with the administration of the Exchange Offer. They will send you an email later today containing information on a Stock Option Program website we have had them create for us, including instructions to log on. Through the Stock Option Program website, you can learn more about the Exchange Offer and participate in the Exchange Offer if you decide to do so.

We make no recommendations as to whether you should participate in the option exchange program, and recommend you consult with your own advisors regarding your decision. In addition, we encourage you to read the section entitled “Risk Factors” in the attached Offer to Exchange Certain Eligible Options for New Stock Options dated August 7, 2009.

Mark O’Neil